

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP 7010

September 27, 2006

James P. Bouchard
Esmark Incorporated
2500 Euclid Ave.
Chicago Heights, IL 60411

RE: Wheeling-Pittsburgh Corporation
Preliminary Proxy Filed by Esmark, Inc.
Amended September 22, 2006
File No. 0-50300

Dear Mr. Bouchard:

We have reviewed your amended filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your responses to prior comments 3, 4 and 5. Please note that required or material information must be disclosed, even if confidential. See section II.B.2 of Staff Legal Bulletin No. 1 (February 28, 1997), available on our web site at http://www.sec.gov/interps/legal.shtml. Additionally, as you have also noted, the existence of your negotiations with Wheeling-Pitt, as well as some of the content of those discussions, has already been disclosed. At a minimum, please expand your disclosure to describe, in general terms, Wheeling-Pitt's objections and Esmark's modifications to the proposals. For example, did Esmark increase its offer or change the type of consideration in response to these discussions?

Closing Comments

Please contact Craig Slivka, Staff Attorney, at (202) 551-3729 or Ade Heyliger, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3636 with any other questions. Alternatively, you may contact me at (202) 551-3767.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

CC: David H. Pankey
       (202) 828-2984